Exhibit 99.2

The Metals Royalty Company Announces Closing of Additional 1.0% Mesabi Royalty and US$165 Million Financing

Acquisition Doubles TMCR's Mesabi Royalty Interest to 2.0%; Anticipated Annual Royalty Revenue of Approximately US$22 Million, with a Pathway to US$26 Million

LONDON, UK, August 24, 2026 – The Metals Royalty Company Inc. (“TMCR” or the “Company”) (Nasdaq: TMCR), a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization, today announced that it has closed on its previously announced option to acquire an additional 1.0% Index-Priced Gross Overriding Production Royalty with a Revenue Floor (the “Additional Mesabi Royalty”) in the Mesabi Metallics iron ore project (the "Mesabi Project") located in Nashwauk, Minnesota, from Ironclad Royalties, LLC (“Ironclad”). The acquisition was funded with the proceeds from a concurrent financing comprised of a US$140 million offering of 8.00% convertible senior secured second lien notes due 2031 (the “Notes”), anchored by a lead order from EdgePoint Investment Group (“EdgePoint”), and a US$25 million senior secured term loan facility (the “Loan Facility”) provided by Macquarie Bank Limited (“Macquarie”).

The Additional Mesabi Royalty doubles TMCR’s total royalty interest in the Mesabi Project to 2.0%. Assuming production at a rate of 7.28 Mtpa over a 23-year mine life, the Company anticipates potential annual royalty revenue of approximately US$22 million, with potential to increase to approximately US$26 million if the Mesabi Project achieves its contemplated expansion to 8.5 Mtpa.

Closing Highlights

•	Royalty position doubled to 2.0%: TMCR now holds a 2.0% Index-Priced Gross Overriding Production Royalty with a Revenue Floor in the Mesabi Project, one of the United States’ only new, large-scale sources of merchant DR-grade iron ore.
•	Construction nearing completion: Based on Mesabi Metallics’ reporting, overall project completion stands at approximately 99%, with commissioning of the first processing line targeted for the third quarter of 2026 and first production targeted for the fourth quarter of 2026.
•	Fully financed acquisition: The additional royalty was funded through a US$140 million secured convertible note offering and a US$25 million senior secured term loan from Macquarie, with the Company’s existing senior facility repaid in full at closing.
•	Dual-asset royalty platform: Alongside Mesabi, TMCR also holds a 2.0% gross overriding royalty on the NORI polymetallic nodule project, estimated to be one of the world’s largest potential deposits of nickel, copper, cobalt and manganese, operated by The Metals Company Inc. (“TMC”). Following the National Oceanic and Atmospheric Administration’s (“NOAA”) full-compliance determination on TMC's consolidated U.S. commercial recovery permit application, TMC is advancing toward a commercial recovery permit ahead of targeted offshore commissioning of its production system in Q4 2027.

“Doubling our royalty position at Mesabi to 2.0% is an important milestone for TMCR and a clear expression of our business strategy,” said Brian Paes-Braga, Executive Co-Chairman and Chief Executive Officer of TMCR. “We believe America spent too long outsourcing the minerals its economy and security depend on. We believe that Mesabi is a strategically important iron ore asset in the United States that will produce critical feedstock for American green steelmaking and support economic prosperity in Northern Minnesota. With Mesabi commissioning its project and TMC advancing the NORI project toward permitting and offshore commissioning at pace, we are building an America First mining finance platform to offer investors a diversified basket of exposure to the metals that matter most to every American, including nickel, copper, manganese, cobalt, and iron ore – with many others in our sights. Establishing a senior secured facility with Macquarie, one of the world’s leading resource banks, does more than fund this acquisition – it establishes a strategic relationship that may give us access to non-dilutive capital options as we scale and execute on our pipeline. I want to thank the Essar Group for their hard work in completing this transaction, Macquarie for anchoring our senior facility, and I am pleased to welcome EdgePoint and several new investors to our business. We expect this to be exactly the kind of long-duration, high-quality royalty stream this platform was built to acquire – and we look forward to continuing to build on this foundation as we work to execute on our pipeline of potential opportunities in the second half of this year.”

Michael Hess, Non-Executive Co-Chairman of TMCR, added, “The Metals Royalty Company is proud to be a United States-focused finance business for the mining industry, an industry that has been neglected for several decades. There has never been a better time to support an industry so critical to our nation’s geopolitical and economic security. Brian and I want to personally welcome and thank our new institutional investors and specifically the Essar Group, who is now a major indirect shareholder in our business. We view this as a transformational moment for our company, and we could not be more excited about what the future holds.”

Summary of the Notes

•	Principal Amount: US$140 million
•	Price: 95.0% of the principal amount of the Notes
•	Coupon: 8.00% per annum (year 1: 6.00% cash / 2.00% payment-in-kind (“PIK”); year 2: 7.00% cash / 1.00% PIK; years 3-5: 8.00% cash)
•	Interest Payment Dates: March 15 and September 15 of each year, beginning March 15, 2027
•	Maturity: September 15, 2031, unless earlier converted, redeemed or repurchased
•	Conversion Premium: 37.5% above the reference price of US$6.30 per share (the “Reference Price”), resulting in an initial conversion price of US$8.6625 per share (equivalent to an initial conversion rate of 115.4401 common shares per US$1,000 principal amount of Notes). Conversions may be settled in cash, common shares or a combination thereof, at the Company’s election. The Notes are convertible at the holder’s option at any time prior to the close of business on the scheduled trading day immediately preceding the maturity date

•	Redemption: The Notes are not redeemable at the Company’s option prior to September 15, 2029, except in the event of certain changes in applicable withholding tax law. On or after September 15, 2029, the Company may redeem all or part of the Notes at 112.5% of their principal amount (declining to 107.5% on or after September 15, 2030), plus accrued interest
•	Fundamental Change: Upon certain fundamental change events, holders may require the Company to repurchase their Notes at 100% of their principal amount plus accrued interest, and the conversion rate will be increased for Notes converted in connection with certain fundamental changes or a redemption notice
•	Ranking: Senior secured, second lien, guaranteed by certain of the Company’s subsidiaries, with the liens securing the Notes ranking junior to the liens securing the Loan Facility
•	Collateral: The Notes and the guarantees are secured on a second-lien basis by liens on substantially all assets of the Company and the guarantors, including the Company’s Mesabi royalty interests

Summary of the Senior Secured Term Loan Facility

•	Principal Amount: US$25 million senior secured loan
•	Interest Rate: Term SOFR plus 4.00% per annum
•	Maturity: 24 months, with a 12-month extension option
•	Ranking: Senior secured, first lien, guaranteed by certain of the Company’s subsidiaries, with the liens securing the Loan Facility ranking senior to the liens securing the Notes
•	Warrants: 500,000 common share purchase warrants issued to the lender at closing, with a five-year term and an exercise price representing a 37.5% premium to the Reference Price

The net proceeds to the Company from the offering of the Notes and the Loan Facility, after deducting estimated fees, expenses, and original issue discount were approximately $150.9 million. The net proceeds of the Notes and the Loan Facility are being used: (i) to fund the closing of the Additional Mesabi Royalty, (ii) to repay in full the Company’s existing senior term loan facility and (iii) for general corporate purposes.

In connection with the closing of the Additional Mesabi Royalty, the Company, Ironclad and Mesabi Investments (USA) LLC (“Mesabi Investments”), entered into an amending agreement to the royalty purchase agreement dated May 6, 2026, as amended, to: (i) increase the share consideration to an aggregate value of US$27.5 million (from US$7.5 million), resulting in the issuance of 4,365,079 common shares in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and (ii) make a corresponding reduction in the cash consideration.

Scotiabank and William Blair acted as placement agents for the Notes offering. An affiliate of Scotiabank also acted as financial advisor to Ironclad, the vendor of the Additional Mesabi Royalty, in connection with the sale of the Additional Mesabi Royalty, and a portion of the proceeds of the Notes offering is being used to fund the Company’s acquisition of the Additional Mesabi Royalty from Ironclad.

The Notes and the warrants were offered and sold, and the common shares were issued to Mesabi Investments, as Ironclad’s nominee, in private placements in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and, in the case of offers and sales outside the United States, Regulation S under the Securities Act, and on exemptions from prospectus requirements of applicable Canadian securities laws. The Company has agreed to file with the U.S. Securities and Exchange Commission a registration statement covering the resale of the common shares issuable upon conversion of the Notes, the common shares issuable upon exercise of the warrants and the common shares issued to Mesabi Investments.

About the Mesabi Metallics Project

Mesabi Metallics is completing a merchant DR-grade iron ore mine and pellet plant located on more than 16,000 acres in Nashwauk, northern Minnesota, one of the United States' only new, large-scale sources of merchant DR-grade iron ore pellets and the critical feedstock for Electric Arc Furnace steelmaking and the domestic green steel industry. The project is backed by the Essar Group, one of the world’s most proven builders of world-scale industrial assets, which reports $15 billion in annual revenue, a 50-year operating track record, and a history of successfully building and operating multiple pellet plants of comparable scale, and has already invested over $2 billion of equity into the Mesabi Project. Mesabi Metallics is targeting commissioning of operations in H2 2026, subject to the completion of construction.

About The Metals Royalty Company Inc.

The Metals Royalty Company Inc. (Nasdaq: TMCR) is a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization. The Company acquires and manages metals and mineral royalties, streams, and similar structured interests across the full value chain – supporting American defense, AI infrastructure, energy systems, and industrial capacity. TMCR’s royalty-based business model is designed to enable participation in the long-term cash flows and commodity upside of strategically significant assets, with reduced exposure to the operational and development risks typically associated with resource production. For more information, please visit the Company’s website at www.themetalsroyaltyco.com. Information contained on, or accessible through, the Company’s website is not incorporated by reference into, and does not form a part of, this press release. The Company’s filings with the U.S. Securities and Exchange Commission are available at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Notes, the common shares issuable upon conversion of the Notes, the warrants, the common shares issuable upon exercise of the warrants and the common shares issued to Mesabi Investments have not been registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Company is not a reporting issuer in any province or territory of Canada and thus can only offer securities in reliance on applicable exemptions from, or in transactions not subject to, the prospectus requirements of applicable Canadian securities laws. Any prospective purchaser of the Company's securities understands that it may not be able to resell those securities except in accordance with limited exemptions available under applicable Canadian securities laws.

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by the Company or on its behalf. This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws, which reflect the expectations of the Company's management regarding its future growth, future business plans and opportunities, expected activities and other statements about future events, results or performance. These forward-looking statements include, among other things, statements relating to the construction, commissioning, ramp-up, completion, mine life, production rates and economic potential of the Mesabi Project; potential royalty revenues; the size and economic potential of the NORI project; permitting, commissioning and production information for the NORI project; the potential impact of government policy; market opportunity; and the Company's ability to execute on its business plan and to acquire and manage additional royalty interests. When the Company or its management uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate," "target," "potential" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and are based on a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances as of the date of this press release. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, risks and uncertainties related to:; the dilutive effect of the issuance of common shares upon conversion of the Notes, upon exercise of the warrants and to Mesabi Investments, and the increase in the principal amount of the Notes as a result of payment-in-kind interest; the Company's ability to satisfy its obligations under the Notes and the Loan Facility, including the restrictive covenants and security arrangements thereunder; the ability of Mesabi Metallics to complete construction of, commission and ramp up the Mesabi Project on the anticipated timeline or at all; the Company's dependence on the performance of, and information provided by, the operators of the projects underlying the Company's royalty interests; volatility in iron ore prices and the index-pricing and revenue floor mechanics of the Company's royalties; the timing and amount of any royalty revenue under the Company's royalties; the Company's limited operating history and the risks associated with new business development; the Company's potential inability to acquire additional royalty, stream or similar interests, or to achieve profitability and positive cash flow; market conditions; competitive dynamics; regulatory changes; and the other factors discussed in the "Risk Factors" section of the Company's Annual Report on Form 20-F and its subsequent reports furnished to or filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statement speaks only as of the date of this press release, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor Relations Contact

Lucas A. Zimmerman

MZ Group – MZ North America

(949) 259-4987

TMCR@mzgroup.us

www.mzgroup.us